December 15, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christine Davis

Re:	Diebold, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Filed November 6, 2006
Form 8-K Filed October 30, 2006
File No. 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated (the “Company”) is submitting this letter in response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 14, 2006 (the “Comment Letter”), with respect to its Form 10-K for the year ended December 31, 2005, its Form 10-Q for the quarter ended September 30, 2006 and its Form 8-K filed October 30, 2006.
     Below are the Company’s responses to the comments raised by the Staff in the Comment Letter. For the convenience of the staff, we have repeated each of the Staff’s comments before the response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 9A. Controls and Procedures, page 11
1.	Your disclosure describes certain ongoing remediation efforts intended to remediate the previously identified material weaknesses. Based on your disclosure, it is unclear which remediation steps have been implemented and in which period implementation was completed. Your disclosure should clearly indicate the steps taken during the period covered by the report versus the steps taken in previous quarters and those you intend to take in future periods. Please tell us how you considered the requirements of Item 308(c) of Regulation S-K which requires disclosure of changes that occurred in the last fiscal quarter that have “materially affected, or are reasonably likely to, materially effect, the registrant’s internal controls.” In addition, note that when describing material changes

Securities and Exchange Commission
December 15, 2006

it is not appropriate to disclose that there were no material changes “other than the remedial efforts described above.” Similar concerns apply to the disclosures in your subsequent Form 10-Q filings.
Response:
The Company acknowledges that, per Item 308(c) of Regulation S-K, it is only required to disclose any change in its internal control over financial reporting that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
The Company identified a material weakness in the quarter ended June 30, 2005 related to the insufficient analysis of complex contracts in accordance with generally accepted accounting principles at its voting subsidiary, Diebold Election Systems, Inc., and a similar material weakness for the year ended December 31, 2005. Due to the material weakness first being identified in the quarter ended June 30, 2005 and the remediation efforts still in process through December 31, 2005, the Company believed it to be prudent to provide the investment community with the details of this material weakness and related remediation efforts by quarter since June 30, 2005.
In future filings, the Company will disclose only the change in its internal control over financial reporting that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. In addition, the Company has noted it is not appropriate to disclose that there were no material changes “other than the remedial efforts described above” and will limit the disclosures to the requirements under Item 308(c) of Regulation S-K.
Note 5: Property, Plant and Equipment, page 33
2.	We note that you classify “rotable spares” as property, plant and equipment. Please explain, in reasonable detail, the nature of, and underlying uses for, these assets. As part of your response, refer to the authoritative literature that supports your accounting.
Response:
Rotable spares in property, plant and equipment are pools of repairable service parts that have been or will be reconditioned by the Company and subsequently used in ongoing maintenance services performed by the Company for its customers.
A rotable spare may be reconditioned and reused a number of times and, as such, is depreciated over its estimated useful life within service cost of sales. During its useful life, a rotable spare supports on-going service revenue streams from maintenance of customers’ equipment performed by the Company.

Securities and Exchange Commission
December 15, 2006

Due to the life of a rotable spare extending beyond one year and thus being a long-term asset in nature, the Company has consistently classified rotable spares as part of long-term assets in the category of Property, Plant and Equipment. Including rotable spares in Property, Plant and Equipment also provides the consistency of reporting these assets similar to other depreciable assets. The Company’s utilizes FASB Concept 6 — Elements of Financial Statements as its basis for inclusion of rotable spares as a long-term asset.
2005 — 2000 Selected Financial Data, page 50
3.	We note that you disclose “net income (Non-GAAP) before realignment and other charges, net of tax.” This appears to be a non-GAAP measure and your disclosures regarding this measure seem very limited and do not appear to comply with our non-GAAP guidance. Please tell us, in detail, how you have considered the requirements of Item 10(e)(1) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response:
The Company acknowledges the Staff’s comments with respect to the Company’s use of non-GAAP measures. In light of these comments, management has reviewed the rules and published guidance regarding the use of non-GAAP measures, including the requirements of Item 10(e)(1) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and has discussed these regulations and guidance with the Company’s internal and external legal counsel. In addition, management has considered the basis of its exclusion of certain items reported on a non-GAAP basis. Among other things, management has reviewed the Company’s past disclosures regarding the reasons for excluding these items.
Based on this review process, in future Exchange Act filings, the Company intends to discontinue the practice of presenting net income (Non-GAAP) before realignment and other charges, net of tax.
4.	There appear to be inconsistencies between the captions within this table and those reported within your statements of income on page 27. As a result, it is unclear which amounts are intended to be non-GAAP measures. For example, “net income” does not agree to the corresponding amount shown on page 27, but “net income (non-GAAP) before realignment and other charges, net of tax” does agree to net income on page 27. Please explain these inconsistencies to us and clearly indicate which amounts are intended to be non-GAAP measures.
Response:
Net income reported on page 50 should have read “Net income (Non-GAAP) excluding realignment and other charges, net of tax.” As noted in our response to comment 3 above,

Securities and Exchange Commission
December 15, 2006

however, the Company intends to discontinue the practice of presenting “Net income (Non-GAAP) before realignment and other charges, net of tax” in future Exchange Act filings.
302 Certifications
5.	We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response:
In future filings, the company will not include the individual’s title at the beginning of the certification required by Exchange Act Rule 13a-14(a).
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 21
6.	We note the substantial decrease in accounts receivable and DSO during the quarter ended September 30, 2006 that you attribute to better collections. Please explain how you improved collections during the third quarter of 2006 and why you believe that customers were amenable to these changes. As part of your response, provide us with a quarterly analysis of revenue, accounts receivable, DSO and deferred revenue during 2005 and 2006. Explain any significant fluctuations shown by this analysis including, but not limited to, why you believe that collections had deteriorated prior to the improvement during the most recent quarter. In addition, describe any changes in your revenue recognition or collections policies or changes in credit or other sales terms that occurred during these periods that may have affected the results of your analysis.
Response:
The substantial decrease in accounts receivable and DSO as disclosed in the Company’s third quarter 2006 Quarterly Report on Form 10-Q was in reference to improvement for the nine months ended September 30, 2006 versus the nine months ended September 30, 2005 (i.e.; “The large decrease in accounts receivable was $101,338, which was $98,412 greater than the decrease of $2,926 in the nine months ended September 30, 2005. This cash improvement from accounts receivable, which included approximately $11,000 of past due receivables from counties in California, was the result of days sales outstanding decreasing to 67 days at September 30, 2006 compared to 78 days at September 30, 2005. ......”).

Securities and Exchange Commission
December 15, 2006

The Company made no changes to its revenue recognition policies or changes in credit or other sales terms during these periods.
The following is a quarterly analysis of revenue, accounts receivable, DSO and deferred revenue during 2005 and 2006.

	Revenue		A/R Balance		DSO			Deferred Revenue
Quarter ended	2005	2006	2005	2006	2004	2005	2006	2005	2006
March 31	$535,150	$623,691	$537,763	$648,627		83	86	$187,758	$215,209
June 30	618,950	726,396	566,562	666,549		74	76	150,952	192,457
September 30	622,333	730,739	583,447	589,403		78	67	120,632	158,143
December 31	810,616		676,361		63	65		136,135
As noted in the preceding table, the overall reduction in DSO erosion in the consecutive nine month periods ended September 30 of 2 days in 2006 compared favorably to the 15 days erosion in 2005. This resulted in a ‘net’ decrease in accounts receivable totaling approximately $98 million as noted in the consolidated statement of cash flow in the third quarter 2006 Quarterly Report on Form 10-Q.
Approximately $55 million, or 56%, of the total $98 million accounts receivable improvement was due to improved collections from the Company’s Europe, Middle East and Africa (EMEA) region. EMEA’s DSO eroded by approximately 26 days in the nine months ended September 30, 2005 compared to a DSO improvement of 14 days in the nine months ended September 30, 2006. The deterioration in EMEA’s DSO performance during 2005 had been previously disclosed within the Liquidity and Capital Resources section in the Company’s 2005 Annual Report on Form 10-K: “the year over year deterioration in DSO was mainly due to slower accounts receivable collections in the EMEA region. This deterioration was due in large part to an enterprise resource planning system implementation in that division, which delayed the processing and mailing of invoices.” In 2006, the Company has made significant improvements in the billing process in order to ensure timely mailing of invoices as well as the hiring of a new credit manager in its EMEA region, and the implementation of process improvements that have resulted in a more continuous focus on cash collections.
In addition, as the Company reported in its third quarter 2006 Quarterly Report on Form 10-Q, the Company collected approximately $11 million, or 11%, of the total $98 million accounts receivable improvement in past due Election Systems receivables from select counties in California.
The remaining improvements in accounts receivable and DSO were a result of incremental improvements in all business units with the exception of Brazil. These improvements were realized as a result of the implementation of process improvements that have resulted in a more continuous focus on cash collection performance.

Securities and Exchange Commission
December 15, 2006

Item 4. Controls and Procedures, page 27
7.	Your disclosure indicates that you continued to implement remediation efforts in the third quarter of 2006 related to the material weakness previously identified. Please explain to us how you concluded that your disclosure controls and procedures were effective as of June 30, 2006 if remediation of this material weakness continued through September.
Response:
It was the Company’s intent to disclose that, during the third quarter of 2006, the internal controls related to the remediation of the material weakness were still in place as fully implemented and tested as of June 30, 2006. The remediation efforts were complete as of June 30, 2006. Accordingly, the Company was able to conclude that its disclosure controls and procedures were effective as of June 30, 2006 because the material weakness no longer existed. Similar to the response previously provided to comment 1 , in future filings, the Company will disclose only the change in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
Form 8-K Filed October 30, 2006
8.	We note your disclosure of non-GAAP earnings per share and free cash flow. Tell us how you considered Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not provided substantive disclosure which explains why you believe presentation of the non-GAAP measure is useful to investors. We also note that you disclose non-GAAP service gross margin but have not provided the required reconciliation or disclosed why such a measure is useful.
Response:
The Company acknowledges the Staff’s comments with respect to the Company’s use of non-GAAP earnings per share, free cash flow and product and service gross margins. Management has reviewed the rules and published guidance regarding the use of non-GAAP measures, and has discussed these rules and guidance, as well as the comments, with the Company’s internal and external legal counsel. In addition, management has considered the basis of its exclusion of certain items reported on a non-GAAP basis. Among other things, management has reviewed the Company’s past disclosures regarding the reasons for excluding these items.
Management continues to believe, however, that presenting certain non-GAAP financial measures may assist investors in understanding the Company’s operating performance as compared to previous periods and forward-looking guidance. In the future, if the Company provides non-GAAP financial measures, it will provide the reconciliations and explanations required by Regulation G and Item 10(e)(1)(i)(C), as applicable.

Securities and Exchange Commission
December 15, 2006

Specifically, with respect to non-GAAP earnings per share, free cash flow and product and service gross margins, the Company will provide the following reconciliations and substantive disclosures as to why it believes presentation of these non-GAAP measures is useful to investors:
Provide table with reconciliation of GAAP EPS to non-GAAP EPS measures with the following justification for the table:
“The Company’s management believes excluding these items is useful to investors because it provides an overall understanding of the Company’s historical financial performance and future prospects. Management believes Operating EPS (Non-GAAP) is an indication of the Company’s base-line performance before gains, losses or other charges that are considered by management to be outside of the Company’s core operating results. Exclusion of these items permits evaluation and comparison of results for the Company’s core business operations, and it is on this basis that management internally assesses the Company’s performance.”
Provide table with reconciliation of free cash flow with the following justification for the table:
“The Company’s management believes that free cash flow is useful to investors because it is a meaningful indicator of cash generated from operating activities that is available for the execution of its business strategy, including service of debt principal, dividends, share repurchase and acquisitions.
Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements which are not deducted in the calculation of free cash flow.”
Provide table with reconciliation of product and service gross margins to product and service gross margins excluding restructuring charges with the following justification for the table:
“The Company’s management believes excluding these items is useful to investors because it provides an overall understanding of the Company’s historical financial performance and future prospects. Management believes Product/Service gross margin, excluding restructuring and special charges, is an indication of the Company’s base-line performance before adjustments or other charges that are considered by management to be outside of the Company’s core operating results. Exclusion of these items permits evaluation and comparison of results for the Company’s core business operations and it is on this basis that management internally assesses the Company’s performance.”
* * *
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

Securities and Exchange Commission
December 15, 2006

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please contact the undersigned at (330) 490-5228.
Very truly yours,
/s/Kevin J. Krakora
Kevin J. Krakora
Executive Vice President and
Chief Financial Officer